09055894

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-24829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse Street, Suite 1100
(No. and Street)

Denver, Colorado 80237-2719
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brandsma (720) 482-1515
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0810-0993218

Oath or Affirmation

I, Michael Brandsma, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Capital, Inc., as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Brandsma
President and CFO

Notary Public

THEODORE W. MCCRIGHT
Notary Public
State of Colorado
My Commission Expires January 30, 2013

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

Transamerica Capital, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Transamerica Capital, Inc.

We have audited the accompanying statements of financial condition of Transamerica Capital, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Capital, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Des Moines, Iowa
February 9, 2009

0810-0993218

A member firm of Ernst & Young Global Limited

Transamerica Capital, Inc.

Statements of Financial Condition

	December 31 2008	December 31 2007
Assets		
Cash and cash equivalents	**$ 50,644,300**	$ 51,388,177
Receivables – wire orders – other broker-dealers	**–**	19,751,975
Receivable from affiliates	**11,135,687**	–
Distribution fees receivable	**8,050,991**	10,136,947
Deferred tax assets	**1,721,415**	1,794,027
Prepaid expenses and other assets	**438,050**	605,252
Total assets	**$ 71,990,443**	$ 83,676,378
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and other accrued expenses:		
Salaries, benefits, and bonuses	**$ 5,000,701**	$ 4,285,182
Wire orders – other broker-dealers	**–**	19,751,975
Commission payable to affiliates	**8,029,614**	10,549,174
Payable under tax allocation agreement	**6,848,818**	265,270
Other accounts payable	**8,554,427**	7,828,108
Due to affiliates	**–**	19,819,759
Total liabilities	**28,433,560**	62,499,468
Stockholder's equity:		
Common stock, no par value:		
Authorized shares – 1,000,000		
Issued and outstanding shares – 1,062	**1,300**	1,300
Additional paid-in capital	**139,518,093**	119,518,093
Retained deficit	**(95,962,510)**	(98,342,483)
Total stockholder's equity	**43,556,883**	21,176,910
Total liabilities and stockholder's equity	**$ 71,990,443**	$ 83,676,378

See accompanying notes.

Transamerica Capital, Inc.

Statements of Operations

	Year Ended December 31 2008	2007
Revenues:		
Marketing allowables from affiliates	**$ 114,034,808**	$ 77,896,673
Commission income from affiliates	**295,510,466**	195,569,286
Mutual fund concessions	**24,252,693**	17,356,909
Distribution fees	**114,372,664**	64,759,103
Sales of rights to future 12b-1 fees and contingent deferred sales charges	**6,951,680**	5,025,003
Administrative service fees	**1,528,081**	607,218
Other	**1,836,945**	1,977,730
Total revenues	**558,487,337**	363,191,922
Expenses:		
Commissions	**387,883,204**	260,527,708
Wholesaler compensation and related expenses	**29,722,762**	23,892,013
Employee compensation and related benefit expenses	**36,592,339**	29,925,367
Travel and entertainment	**8,779,311**	6,309,159
Advertising and promotion	**8,636,394**	7,877,196
Seminars and conventions	**6,400,344**	4,911,365
Account supervision fees	**21,155,476**	11,170,050
Other service fee expense	**21,872,315**	3,915,165
Other operating expenses	**27,449,630**	27,095,828
Total expenses	**548,491,775**	375,623,851
Income (loss) before income taxes	**9,995,562**	(12,431,929)
Income tax expense (benefit):		
Current	**5,343,120**	(4,138,788)
Deferred	**72,612**	(307,820)
	5,415,732	(4,446,608)
Net income (loss)	**$ 4,579,830**	$ (7,985,321)

See accompanying notes.

Transamerica Capital, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2007	$ 1,300	$ 99,518,093	$ (90,357,162)	$ 9,162,231
Net loss	–	–	(7,985,321)	(7,985,321)
Capital contribution received from parent	–	20,000,000	–	20,000,000
Balance at December 31, 2007	1,300	119,518,093	(98,342,483)	21,176,910
Net income	–	–	**4,579,830**	**4,579,830**
Capital contribution received from parent	–	**20,000,000**	–	**20,000,000**
Dividend paid to parent	–	–	**(2,199,857)**	**(2,199,857)**
Balance at December 31, 2008	**$ 1,300**	**$ 139,518,093**	**$ (95,962,510)**	**$ 43,556,883**

See accompanying notes.

Transamerica Capital, Inc.

Statements of Cash Flows

	Year Ended December 31 2008	2007
Operating activities		
Net income (loss)	**$ 4,579,830**	$ (7,985,321)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Deferred income tax expense (benefit)	**72,612**	(307,820)
Changes in operating assets and liabilities:		
Receivables – wire orders – other broker-dealers	**19,751,975**	(19,751,975)
Distribution fees receivables	**2,085,956**	(10,136,947)
Wire orders – other broker-dealers	**(19,751,975)**	19,751,975
Commission payable to affiliates	**(2,519,560)**	10,549,174
Payable under tax allocation agreement	**6,583,548**	2,707,402
Prepaid expenses and other assets	**167,202**	(464,877)
Due (from) to affiliates	**(30,955,446)**	3,442,998
Salaries, benefits, and bonuses	**715,519**	752,163
Other accounts payable	**726,319**	153,998
Net cash used in operating activities	**(18,544,020)**	(1,289,230)
Financing activities		
Capital contribution	**20,000,000**	20,000,000
Dividend to parent	**(2,199,857)**	–
Net cash provided by financing activities	**17,800,143**	20,000,000
(Decrease) increase in cash and cash equivalents	**(743,877)**	18,710,770
Cash and cash equivalents at beginning of year	**51,388,177**	32,677,407
Cash and cash equivalents at end of year	**$ 50,644,300**	$ 51,388,177
Cash paid (received) during the year		
Income taxes	**$ 959,429**	$ (6,846,190)
Interest paid	**$ 988,318**	$ 1,079,652
Interest received	**$ (327,026)**	$ (619,723)

See accompanying notes.

Transamerica Capital, Inc.

Notes to Financial Statements

December 31, 2008

1. Summary of Significant Accounting Policies

Transamerica Capital, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company, which, in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company primarily wholesales and markets variable insurance products and mutual funds for affiliated companies.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

1. Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's financial statements. See Note 2 to the financial statements for additional disclosure.

Reclassifications

Certain reclassifications have been made to the 2007 financial statement to conform to the 2008 presentation.

2. Fair Value Measurements and Fair Value Hierarchy

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

The Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

2. Fair Value Measurements and Fair Value Hierarchy (continued)

Financial assets and liabilities recorded at fair value on the statements of financial condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in nonactive markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	December 31, 2008			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Cash equivalents	$24,162,969	$ –	$24,162,969	$ –
Total assets	$24,162,969	$ –	$24,162,969	$ –

3. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following:

	2008	2007
Federal	**$ 4,680,830**	$ (4,581,831)
State	**734,902**	135,223
	$ 5,415,732	$ (4,446,608)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

Deferred income taxes arise primarily from differing methods used to account for intangible amortization, accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes. Deferred income taxes are comprised of the following at December 31, 2008 and 2007, respectively.

	2008	2007
Deferred tax assets	**$ 2,956,256**	$ 3,035,067
Less valuation allowance	**(1,120,694)**	(1,120,694)
Deferred tax liabilities	**(114,147)**	(120,346)
Net deferred tax assets	**$ 1,721,415**	$ 1,794,027

During 2007, the Company established a valuation allowance of $1,120,694 attributable to state income tax net operating loss carryforwards. As of December 31, 2008, there has been no change in the established valuation allowances.

3. Income Taxes (continued)

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

The Company has analyzed all material tax positions under the provisions of FASB Interpretation No. 48 and has determined that there are no tax benefits that should not be recognized as of December 31, 2008 or December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2008 and 2007. The Internal Revenue Service audits are final for tax years prior to 2001.

4. Commitments

The Company leases its office space and certain other equipment under operating leases which expire through 2012. Rental expense for the years ended December 31, 2008 and 2007, was $1,907,220 and $1,660,758, respectively.

At December 31, 2008, minimum rental payments under all noncancelable operating leases with initial terms of one year or more are:

2009	$ 2,170,198
2010	1,650,568
2011	1,613,869
2012	1,490,720
2013	3,450
Thereafter	–
	$ 6,928,805

5. Employee Benefit Plan

All employees, subject to meeting certain eligibility requirements, are eligible to participate in the AEGON USA Inc. Profit Sharing Plan. Company contributions to the plan for the years ended December 31, 2008 and 2007, were $881,642 and $799,678, respectively.

6. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities, and other investment-related activities. Commissions paid to other affiliated companies were $75,059,195 and $67,263,614 for the years ended December 31, 2008 and 2007, respectively.

In conjunction with the Company becoming the principal underwriter for certain AEGON USA product issuers in 2008, the Company entered into a shared services agreement with certain affiliates, under which the cost of these shared services is charged to the Company. A total of $4,363,881 in shared expenses was charged to the Company for the year ended December 31, 2008.

The Company also entered into an agreement with Money Services, Inc. (MSI), a related party and an indirect wholly owned subsidiary of AEGON N.V., to sell the rights to future 12b-1 distribution fees and the contingent deferred sales charges to MSI. The sales price is based on the amount of the deferred sales costs, and accordingly, there is no gain or loss on the transaction. The proceeds from such sales and the related commission expense were $6,951,680 and $5,025,003 for the years ended December 31, 2008 and 2007, respectively. During the term of the agreement, MSI shall at no time sell or pledge the 12b-1 fees to the Company. The management of AEGON N.V.'s U.S. operations has expressed its intent to uphold the terms of this agreement and, accordingly, not permit MSI or any other affiliate to have any recourse against the Company related to such sales.

During 2007, the Company entered into a wholesaling agreement with Diversified Investors Securities Corp (DISC), a related party and an indirect wholly owned subsidiary of AEGON N.V., whereby the Company authorizes DISC to perform certain wholesaling services. Under this agreement, the Company paid DISC $21,872,315 and $3,915,165 for the years ended December 31, 2008 and 2007, respectively.

The marketing allowables include $114,034,808 and $77,896,673 earned during the years ended December 31, 2008 and 2007, respectively, from the sales of shares of an affiliated group of mutual funds and sales of annuities for affiliated companies.

6. Transactions With Affiliates (continued)

During 2008 and 2007, the Company's parent contributed to the Company capital of $20,000,000 during each year. The future operations of the Company are dependent upon such continued capital contributions until profitable operations can be achieved.

During 2008, the Company paid a dividend of $2,199,857 to the Company's parent.

The payables to and receivables from affiliates bear interest at the 30-day commercial paper rate. During 2008 and 2007, the Company paid interest of $988,318 and $1,079,652, respectively, and received interest income of $327,026 and $619,723, respectively, under these arrangements.

The Company is party to a cost sharing agreement between AEGON USA, Inc. companies, providing general administrative services as needed. During 2008 and 2007, a significant portion of the operating expenses were attributable to such agreement, which approximates their costs to the affiliates.

7. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its "aggregate indebtedness" exceeds 15 times its "net capital" or (b) its "net capital" is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $29,528,888, which was $27,633,318 in excess of its required net capital of $1,895,570. The Company's ratio of aggregate indebtedness to net capital was 0.96 to 1 in 2008. Various other regulatory agencies may impose additional requirements. The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Transamerica Capital, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

Computation of net capital		
Total stockholder's equity		$ 43,556,883
Nonallowable assets and deductions:		
Other assets	$ 13,544,736	
Total deductions and/or charges		13,544,736
Net capital before haircuts on securities positions		30,012,147
Haircuts on securities		483,259
Net capital		$ 29,528,888
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 1,895,570
Excess net capital		$ 27,633,318

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

Transamerica Capital, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2008

The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraph (k)(1)(2)(ii) of that rule.

Ernst & Young
Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764
Tel: +1 515 243 2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Transamerica Capital, Inc.

In planning and performing our audit of the financial statements of Transamerica Capital, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member firm of Ernst & Young Global Limited

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Des Moines, Iowa
February 9, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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Financial Statements and Supplemental Information

Transamerica Capital, Inc.
Years Ended December 31, 2008 and 2007
With Report and Supplementary Report of Independent Registered Public Accounting Firm